Exhibit 19

FedEx Corporation

Securities Manual

This Manual addresses certain federal securities law issues relating to the purchase and sale of securities of FedEx Corporation and its subsidiaries (collectively, “FedEx”) and related compliance matters. In light of the importance of preserving our reputation for maintaining the highest legal and ethical standards, as well as the detrimental impact of any failures to comply with applicable law, it is imperative that all FedEx officers, managing/staff directors, and employees and members of FedEx Corporation’s Board of Directors (the “Board”) fully understand their responsibilities under the relevant federal securities laws with respect to transactions involving FedEx securities.

To help ensure compliance with these laws, please read this Manual before engaging in any transactions involving FedEx securities.

I.	Inside Information; Duty Not to Trade in FedEx Securities

A.	Prohibition

Under the federal securities laws, company “insiders” (officers, managing/staff directors, Board members, and anyone else having access to “material, non-public information” about FedEx) are prohibited from trading (or tipping others to trade) in FedEx securities (including common stock, debt, and any other type of security issued by FedEx) on the basis of such information until the information has been disclosed to the public. This prohibition reflects the need, as perceived by Congress, the Securities and Exchange Commission (“SEC”), and the courts, to ensure equality of information between corporate insiders and members of the investing public so that each has the ability to make an informed judgment as to the value of FedEx’s securities based on current material information. The prohibition continues to apply after the termination of an insider’s service with FedEx.

Information relating to FedEx is material if there is a substantial likelihood that it would affect the investment decision of a reasonable investor or if it would have an effect (positive or negative) on the market value of FedEx’s securities. Materiality with respect to contingent or speculative events depends upon a balancing of the probability that the event will occur and the magnitude, if it does, on FedEx’s business, operations, and financial condition. The determination of materiality is not always an easy matter, but it should be remembered that courts that rule on particular transactions or activities have the benefit of hindsight. While it is not possible to list every situation that would involve “material” information, the following types of events are examples of what may be considered material:

•	Financial results or projections, including changes to previously announced earnings guidance or decisions to suspend earnings guidance;

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Discussions regarding business acquisitions, mergers, dispositions, joint ventures, restructurings, or other significant transactions, as well as developments regarding integrations and other post-merger activities;

•	A significant data breach, cyberattack, cyber-intrusion, or other disruption to FedEx’s technology infrastructure;

•	Stock splits and stock dividends;

•	Changes in dividend or stock repurchase policies;

•	Public offerings or private sales of debt or equity securities;

•	Actual or threatened stockholder activism;

•	Changes in senior management or the Board;

•	Significant new products, services, or marketing plans;

•	Substantial capital expenditures and plans with respect to future capital expenditures;

•	Key contract awards, modifications, or cancellations;

•	Significant write-offs or impairments;

•	Changes in accounting methods;

•	Labor negotiations, contracts, disputes, strikes, or lockouts;

•	Litigation or government investigations involving FedEx or any of our officers or Board members;

•	A significant disruption in FedEx’s operations; and

•	Any substantial change in industry circumstances or competitive conditions that could significantly impact FedEx’s earnings or growth prospects.

If you are unsure whether particular non-public information is material, you should either consult the Securities and Corporate Law Department before trading in FedEx securities or assume that the information is material.

It should be noted that either positive or adverse information may be material. Further, the fact that an insider may have had in mind other factors or good intentions in purchasing or selling FedEx securities while in possession of material, non-public information may not absolve the insider from liability for such trading. The mere circumstantial fact that a trade was made while the information was non-public may well be sufficient to establish such liability. Additionally, to be “public” the information must have been widely disseminated in a manner designed to reach investors generally, and investors must be given the opportunity to absorb the information. Information generally would be considered to be widely disseminated if it has been disclosed in a public disclosure document filed or furnished with the SEC or a press release distributed through a widely circulated news or wire service, or on the Investor Relations page of the FedEx website.

The same rules apply to other companies’ securities. You should not buy or sell (or tip others to buy or sell) the securities of another company (such as a FedEx supplier, customer, competitor, or an acquisition target) if you obtain material, non-public information about that other company in violation of a duty owed to the source of that information. In certain instances, information regarding FedEx (including, but not limited to, its financial results), could be material to another company.

B.	Penalties

The federal securities laws impose potentially severe civil and criminal penalties on persons who improperly possess or use material, non-public information in connection with a purchase or sale of securities. The SEC may bring a lawsuit against persons who engage in insider trading seeking three times the amount of the profit gained or loss avoided as a result of such an illegal transaction.

The SEC may also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation” (e.g., an employer who controls an employee), if the controlling person both (1) knew or recklessly disregarded the fact that the employee was likely to engage in a violation and (2) failed to take appropriate steps to prevent that violation before it occurred.

Substantial criminal penalties, including jail time and monetary penalties, may also be imposed for willful violations of the federal securities laws. Additionally, conduct that violates the guidelines set forth in this Manual constitutes grounds for company-imposed discipline, up to and including termination.

C.	Limitation of Access to Undisclosed Material Information

You are obligated to maintain the confidentiality of material, non-public information acquired in the course of your employment at FedEx. You should never discuss confidential information with anyone outside the company unless there is a legitimate business reason and, even then, only if a confidentiality agreement is in place. In addition, you should not disclose confidential information to any other FedEx employee or third party with whom FedEx does or may do business unless he or she has a legitimate, business-related need to know the information. The FedEx Corporate Governance Guidelines set forth additional confidentiality requirements applicable to Board members. You should also exercise caution when discussing FedEx business in public places where conversations can be overheard, such as restaurants and elevators, and you should avoid reading confidential documents in public places, such as airplanes or trains.

Tipping another person to buy or sell securities based upon such information also violates the federal securities laws and can result in the same severe civil and criminal penalties that apply to other types of insider trading—even though you did not trade and did not gain any benefit from the other person’s trading. In addition, the federal securities laws prohibit the selective disclosure of material, non-public information to others outside the company, such as securities analysts or investors.

D.	Trading Windows

In order to provide a degree of certainty as to when trading by FedEx officers and managing/staff directors, certain other FedEx employees in sensitive positions, and Board members is permissible, trading or gifting of FedEx securities is only permitted during designated trading windows, as described below. Such officers and managing/staff directors, employees, and Board members must not trade, directly or indirectly, in FedEx securities at any time when the trading window is not open (referred to as a “blackout period”). It is expected that the trading window will be open following the public release of FedEx Corporation’s quarterly earnings results, as follows:

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With respect to the public release of quarterly earnings results for the first, second, and third quarters of any fiscal year, the trading window generally will open the second business day after quarterly earnings for such quarter are actually released to the public and close after the 15th day of the second month of the following fiscal quarter (i.e., October 15, January 15, and April 15).

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With respect to the public release of quarterly earnings results for the fourth quarter of any fiscal year, the trading window generally will open the second business day after fourth quarter earnings are actually released to the public and close at the end of the business day that is one week following the filing of the FedEx Corporation Annual Report on Form 10-K for such fiscal year with the SEC.

FedEx may close any quarterly trading window before the regularly scheduled closing date and may impose extraordinary blackout periods during which trading will not be allowed when there are significant developments that have not yet been made public. You will be notified of all regularly scheduled quarterly trading windows and regular or extraordinary blackout periods that apply to you, and you will be advised not to trade in FedEx securities during any blackout period.

The prohibition against trading in FedEx securities during any blackout period does not apply to the mere exercise of stock options granted under FedEx’s stock option plans because the purchase price (the option price) is fixed by the stock option agreement and will not be influenced by market conditions. However, shares acquired pursuant to such an exercise during a blackout period may only be sold during an open trading window. This prohibition on the sale of such stock acquired pursuant to an option exercise during a blackout period makes it impossible to execute a “cashless” stock option exercise during a blackout period.

Additionally, this prohibition does not apply to purchases of FedEx stock for your account by any FedEx employee stock purchase plan. This prohibition does apply, however, to an initial election to participate in any FedEx employee stock purchase plan, any changes to amounts contributed to a plan, and sales of FedEx stock purchased pursuant to a plan.

E.	Mandatory Preclearance of Transactions in FedEx Securities

In order to ensure compliance with the federal securities laws and this Manual, the following persons are required to clear each and every proposed transaction, direct or indirect, in FedEx securities (including stock option exercises or gifts of FedEx stock) before consummating the transaction:

•	Board members;

•	FedEx Corporation officers; and

•	Senior vice presidents and above of all FedEx subsidiaries.

A preclearance request must be submitted in writing to the Securities and Corporate Law Department at least two business days in advance of any proposed transaction and specify the date of the proposed transaction. In addition, the requesting person must affirmatively state in the preclearance request that she or he is not in possession of any material, non-public information regarding FedEx. Any preclearance approval expires at the close of business on the transaction date specified in the preclearance approval. Any preclearance approval may be revoked if there is a change in the status of material, non-public information regarding FedEx prior to completion of the approved transaction. If the transaction is not completed on the date specified in the preclearance approval, a new preclearance request must be submitted. A requesting person may only have one preclearance approval outstanding at any time.

Requesting persons must receive written approval prior to engaging in any transactions as follows:

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For FedEx Corporation officers (other than Section 16 Officers (as defined below)) and senior vice presidents and above of all FedEx subsidiaries, preclearance requests must be approved by the Securities and Corporate Law Department.

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For any officer of FedEx Corporation or any of its subsidiaries who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 (“Section 16 Officers”), preclearance requests must be approved by the (1) Securities and Corporate Law Department, (2) FedEx Corporation Executive Vice President, General Counsel and Secretary, and (3) FedEx Corporation President and Chief Executive Officer, except as otherwise provided below.

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For the FedEx Corporation President and Chief Executive Officer, preclearance requests must be approved by the (1) Securities and Corporate Law Department, (2) FedEx Corporation Executive Vice President, General Counsel and Secretary, and (3) Lead Independent Director or Vice Chairman of the Board.

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For the FedEx Corporation Executive Chairman, preclearance requests must be approved by the (1) FedEx Corporation Executive Vice President, General Counsel and Secretary and (2) Lead Independent Director.

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For the FedEx Corporation Executive Vice President, General Counsel and Secretary, preclearance requests must be approved by the (1) FedEx Corporation Corporate Vice President – Corporate Governance, Securities, and Tax Law and (2) FedEx Corporation President and Chief Executive Officer.

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For any non-management Board member, preclearance requests must be approved by the (1) Securities and Corporate Law Department, (2) FedEx Corporation Executive Vice President, General Counsel and Secretary, and (3) Lead Independent Director or Vice Chairman of the Board.

The Securities and Corporate Law Department shall maintain a record of preclearances granted under this Manual.

F.	Rule 10b5-1 Plans

The SEC provides an affirmative defense from insider trading liability for securities-trading plans that meet certain detailed requirements (so-called “Rule 10b5-1 plans”). A Rule 10b5-1 plan must either specify (including by formula) the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. In general, an individual must not enter into a Rule 10b5-1 plan at a time when he or she is aware of any material, non-public information regarding FedEx, and once the plan is adopted, the individual must not exercise any influence over the number of securities to be traded, the price at which they are to be traded, or the date of the trade.

Rule 10b5-1 plans for Board members and FedEx officers must be precleared as set forth above and shall be administered in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Trades in FedEx securities that are executed pursuant to a preapproved Rule 10b5-1 plan are not subject to the prohibition against trading on the basis of material, non-public information or mandatory pre-clearance. Rule 10b5-1 plans may only be adopted during an open trading window and at a time when you are not aware of any material, non-public information. All Rule 10b5-1 plans relating to FedEx securities (1) must be in the form preapproved by the Securities and Corporate Law Department, (2) shall include a “cooling-off” period between enacting the plan and when trading pursuant to the plan can begin (for Board members and Section 16 Officers, the cooling-off period shall comply with Rule 10b5-1 of the Securities Exchange Act of 1934), and (3) shall be administered by Merrill Lynch, the service provider for FedEx’s stock plans.

II.	Prohibited Transactions

You are prohibited from, directly or indirectly, purchasing financial instruments or otherwise engaging in transactions that (a) signal a lack of confidence in FedEx’s prospects; (b) may lead to inadvertent insider trading violations; or (c) hedge or offset, or are designed to hedge or offset, any decrease in the market value of FedEx securities, including the following financial instruments and transactions:

•	Publicly traded (or exchange-traded) options, such as puts, calls, and other derivative securities;

•	Short sales, including “sales against the box”;

•	Margin accounts and pledges; and

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Hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions.

A.	Publicly Traded Options

Options trading is highly speculative and very risky. People who buy options are betting that the price of the underlying security will move rapidly. For that reason, when a person trades in options in his or her company’s securities, it may arouse suspicion in the eyes of the SEC that the person is trading on the basis of material, non-public information, particularly if the trading occurs before a company announcement or major event. It is often difficult for an individual to prove that he or she did not know about the announcement or event. If the SEC or the stock exchanges were to notice active options trading prior to a significant corporate announcement, they would likely investigate. Such an investigation could be embarrassing to FedEx (as well as expensive) and could result in severe penalties and significant expense for the persons involved.

Publicly traded options to buy or sell FedEx securities, such as those traded on the Chicago Board Options Exchange, are not issued by FedEx. Rather, they are issued by the Options Clearing Corporation. Despite this fact, transactions in publicly traded options can raise insider trading-related issues, as they involve the right to buy or sell the underlying FedEx securities. Because of the possibility that a trade in the underlying securities might be triggered during a blackout period and the numerous opportunities for speculative abuse of inside information presented by transactions in publicly traded options, you may not engage, directly or indirectly, in such transactions.

B.	Short Sales

The SEC prohibits any short sale of FedEx stock by Board members, greater than 10% stockholders, and certain FedEx officers. A short sale is the sale of a security not owned by the seller, or if owned, not delivered (the so-called “short sale against the box”), which involves the borrowing of securities from the seller’s broker for the account of the seller, and delivery of the borrowed securities to the buying broker. At some point in the future, the short seller is obligated to purchase securities to make good or cover the short position. The short seller hopes that he or she will be able to purchase (cover) at a price lower than the price at which he or she made the short sale. Thus, a short seller is a person who expects a security to decline in market value.

Because short sales are inherently speculative in nature and can depress the price of securities, you may not, directly or indirectly, make short sales of FedEx securities.

C.	Margin Accounts and Pledges

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material, non-public information or otherwise are not permitted to trade in FedEx securities, you may not, directly or indirectly, hold FedEx securities in a margin account or pledge FedEx securities as collateral for a loan. Exceptions to this prohibition may be granted on a case-by-case basis by:

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The Lead Independent Director or Vice Chairman of the Board and the FedEx Corporation Executive Vice President, General Counsel and Secretary with respect to any non-management Board member, the FedEx Corporation Executive Chairman, or the FedEx Corporation President and Chief Executive Officer, in each case, if such requesting person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities;

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The FedEx Corporation President and Chief Executive Officer and the FedEx Corporation Corporate Vice President – Corporate Governance, Securities, and Tax Law with respect to the FedEx Corporation Executive Vice President, General Counsel and Secretary, if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities; and

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The FedEx Corporation Executive Vice President, General Counsel and Secretary in all other instances, if such requesting person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

D.	Hedging or Monetization Transactions

Hedging or monetization transactions involve the establishment of a short or long position in FedEx securities and limit exposure to fluctuations in value. These transactions also may signal a lack of confidence in FedEx’s prospects. Accordingly, you may not engage, directly or indirectly, in any hedging or monetization transactions, such as prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions involving FedEx securities.

III.	Stock Options

Merrill Lynch is the service provider for our stock plans. All stock option exercises must be executed through Merrill Lynch. Information regarding your stock options (including the basic federal income tax consequences related to stock options) is available at www.benefits.ml.com.

Those persons who require preclearance prior to any transaction (see Section I.E) must exercise their options by contacting the Carlson, Merkel & Dinsmore Executive Services Team at Merrill Lynch. They may be reached by phone at (214) 969-2382.

All other persons may exercise their stock options either online at www.benefits.ml.com or by calling (877) FEDEX01 or (609) 450-1857 (collect) if calling from outside the United States, Puerto Rico, or Canada.

IV.	Compliance and Oversight

The Governance, Safety, and Public Policy Committee of the Board shall periodically review and discuss this Manual with management and shall recommend any proposed changes to this Manual to the Board of Directors for approval (other than changes of a strictly administrative nature).

V.	Contact Information

This Manual was developed by the Securities and Corporate Law Department of FedEx Corporation. The SEC and government prosecutors vigorously enforce the insider trading laws against both individuals and corporations. Given this risk, the Securities and Corporate Law Department is available to provide you with specific guidance concerning any potential transaction in order to assist you in complying with the insider trading laws. Inquiries regarding this Manual or transactions in FedEx securities may be addressed to Securities_Law@fedex.com.

Amended June 10, 2024